December 1, 2023

Securities and Exchange Commission
Division of Corporation Finance
100 F St, N.E.
Washington, DC 20549

Re: Withdrawal of Offering Statement on Form 1-A (File No.024-11917)

To Whom It May Concern:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, Fintor Assets, LLC, CIK 0001874978 (the "Company") respectfully requests the withdrawal of its Offering Statement on Form 1-A (File No. 024-11917), together with all amendments and exhibits thereto (collectively, the "Offering Statement"), first filed with the Securities and Exchange Commission (the "Commission") on June 21, 2022 and qualified by the Commission on July 21, 2022, with the filed post-qualification amendments, most recently on August 6, 2022.

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has determined it is not in the best interest of the Company o continue with this Offering
Statement. No Membership Units have been sold in this offering.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Sincerely,

	By:	/s/ Farshad Yousufi
 	Name:	Farshad Yousufi
 	Title:	Chief Executive Officer